Interim Consolidated Financial Statements

Consolidated Statements of Operations

	For the three months ended		For the nine months ended

	September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars, except for per share amounts)	2004	2003	2004	2003

Revenue
Premium income:
Annuities	$1,176	$906	$3,691	$3,743
Life insurance	1,474	1,669	4,347	4,773
Health insurance	611	591	1,800	1,749

	3,261	3,166	9,838	10,265
Net investment income	1,430	1,409	4,422	4,258
Fee income	699	707	2,219	2,096

	5,390	5,282	16,479	16,619

Policy Benefits and Expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	1,400	1,906	4,551	4,811
Annuity payments	370	374	1,128	1,189
Death and disability benefits	607	593	1,933	1,904
Health benefits	426	430	1,323	1,191
Policyholder dividends and interest on claims and deposits	239	316	774	947

	3,042	3,619	9,709	10,042
Net transfers to segregated funds	84	190	447	309
Increase (decrease) in actuarial liabilities (Note 6)	572	(269)	963	1,051
Commissions	478	476	1,453	1,391
Operating expenses	663	670	2,085	2,045
Premium taxes	44	39	135	128
Interest expense	47	54	140	162

	4,930	4,779	14,932	15,128

Income Before Income Taxes and Non-Controlling Interests	460	503	1,547	1,491
Income taxes	1	87	236	325
Non-controlling interests in net income of subsidiaries	20	21	59	60

Total Net Income	439	395	1,252	1,106
Less participating policyholders’ net income	–	1	9	3

Shareholders’ Net Income	$439	$394	$1,243	$1,103

Average exchange rates:
U.S. Dollars	1.31	1.38	1.33	1.43
U.K. Pounds	2.38	2.22	2.42	2.30

Basic earnings per share (Note 4)	$0.73	$0.65	$2.07	$1.81
Diluted earnings per share (Note 4)	$0.73	$0.65	$2.06	$1.81

The attached notes form part of these interim consolidated financial statements.

10   Sun Life Financial Inc. / Third Quarter 2004

Interim Consolidated Financial Statements

Consolidated Balance Sheets

	As at

	September 30	December 31	September 30
(unaudited, in millions of Canadian dollars)	2004	2003	2003

Assets
Bonds	$66,151	$66,090	$66,561
Mortgages	13,968	13,601	13,602
Stocks	3,640	3,473	3,354
Real estate	3,157	3,067	3,077
Cash, cash equivalents and short-term securities	5,935	4,972	5,713
Policy loans and other invested assets	6,033	5,973	6,002

Invested assets	98,884	97,176	98,309
Goodwill	5,575	5,573	5,656
Other assets	6,578	6,460	6,686

Total general fund assets	$111,037	$109,209	$110,651

Segregated funds net assets	$55,054	$54,086	$51,362

Liabilities and Equity
Actuarial liabilities and other policy liabilities (Note 6)	$77,835	$77,354	$78,363
Amounts on deposit	3,147	3,120	3,089
Deferred net realized gains	3,348	3,124	3,162
Other liabilities	8,225	7,795	7,978

Total general fund liabilities	92,555	91,393	92,592
Subordinated debt	2,497	2,504	2,551
Non-controlling interests in subsidiaries	1,334	1,336	1,346
Total equity	14,651	13,976	14,162

Total general fund liabilities and equity	$111,037	$109,209	$110,651

Segregated funds contract liabilities	$55,054	$54,086	$51,362

Exchange rate at balance sheet date:
U.S. Dollars	1.28	1.29	1.35
U.K. Pounds	2.30	2.30	2.24

The attached notes form part of these interim consolidated financial statements.

Approved on behalf of the Board of Directors

Donald A. Stewart
Chief Executive Officer

Ronald W. Osborne
Director

www.sunlife.com   11

Interim Consolidated Financial Statements

Consolidated Statements of Equity

			For the nine months ended

	Participating		September 30	September 30
(unaudited, in millions of Canadian dollars)	Policyholders	Shareholders	2004	2003

Share Capital
Balance, beginning of period	$–	$7,289	$7,289	$7,420
Common shares issued, net of issuance costs as consideration for business acquisition	–	–	–	63
Stock options exercised	–	54	54	19
Common shares purchased for cancellation (Note 3)	–	(62)	(62)	(193)

Balance, end of period	–	7,281	7,281	7,309

Contributed Surplus
Balance, beginning of period	–	76	76	57
Stock option compensation	–	11	11	24
Stock options exercised	–	(13)	(13)	(5)

Balance, end of period	–	74	74	76

Retained Earnings
Balance, beginning of period	72	7,212	7,284	6,694
Net income	9	1,243	1,252	1,106
Dividends on common shares	–	(384)	(384)	(311)
Common shares purchased for cancellation (Note 3)	–	(123)	(123)	(259)

Balance, end of period	81	7,948	8,029	7,230

Currency Translation Account
Balance, beginning of period	(5)	(668)	(673)	738
Changes for the period	(1)	(59)	(60)	(1,191)

Balance, end of period	(6)	(727)	(733)	(453)

Total equity	$75	$14,576	$14,651	$14,162

The attached notes form part of these interim consolidated financial statements.

12   Sun Life Financial Inc. / Third Quarter 2004

Interim Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows

	For the three months ended		For the nine months ended

	September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars)	2004	2003	2004	2003

Cash Flows Provided by (Used in) Operating Activities
Total net income	$439	$395	$1,252	$1,106
New mutual fund business acquisition costs capitalized	(23)	(32)	(74)	(119)
Redemption fees of mutual funds	16	16	51	56
Items not affecting cash	239	(446)	945	1,141

Net cash provided by (used in) operating activities	671	(67)	2,174	2,184

Cash Flows Provided by (Used in) Financing Activities
Borrowed funds	29	(37)	23	28
Redemption of subordinated debt (Note 9)	–	(189)	–	(189)
Issuance of common shares on exercise of stock options	6	11	41	14
Common shares purchased for cancellation (Note 3)	(128)	(135)	(185)	(452)
Dividends paid on common shares	(132)	(103)	(384)	(311)

Net cash provided by (used in) financing activities	(225)	(453)	(505)	(910)

Cash Flows Provided by (Used in) Investing Activities
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	7,880	12,897	29,552	31,809
Purchases of bonds, mortgages, stocks and real estate	(8,725)	(13,249)	(30,212)	(34,297)
Policy loans	(6)	(7)	(7)	(69)
Short-term securities	18	1,307	(981)	1,535
Other investments	24	85	3	57

Net cash provided by (used in) investing activities	(809)	1,033	(1,645)	(965)

Net cash provided by discontinued operations	–	–	–	273

Changes due to fluctuations in exchange rates	(83)	36	(18)	(382)

Increase (decrease) in cash and cash equivalents	(446)	549	6	200

Cash and cash equivalents, beginning of period	3,630	3,807	3,178	4,156

Cash and cash equivalents, end of period	3,184	4,356	3,184	4,356
Short-term securities, end of period	2,751	1,357	2,751	1,357

Cash, cash equivalents and short-term securities, end of period	$5,935	$5,713	$5,935	$5,713

Supplementary Information
Cash and cash equivalents:
Cash			$258	$395
Cash equivalents			2,926	3,961

			$3,184	$4,356

Cash disbursements made for:
Interest on borrowed funds and subordinated debt	$1	$9	$95	$116

Income taxes, net of refunds	$75	$30	$191	$80

The attached notes form part of these financial statements.

www.sunlife.com     13

Interim Consolidated Financial Statements

Consolidated Statements of Changes in Segregated Funds Net Assets

	For the three months ended		For the nine months ended

	September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars)	2004	2003	2004	2003

Additions to Segregated Funds
Deposits:
Annuities	$1,191	$1,443	$4,567	$3,909
Life insurance	777	83	1,086	312

	1,968	1,526	5,653	4,221
Net transfers from general funds	84	190	447	309
Net realized and unrealized gains (losses)	(314)	1,216	940	3,251
Other investment income	246	231	921	975

	1,984	3,163	7,961	8,756

Deductions from Segregated Funds
Payments to policyholders and their beneficiaries	2,583	1,478	6,220	4,987
Management fees	155	140	466	410
Taxes and other expenses	29	65	89	123
Effect of changes in currency exchange rates	1,761	(136)	218	4,629

	4,528	1,547	6,993	10,149

Net additions (reductions) to segregated funds
for the period	(2,544)	1,616	968	(1,393)
Segregated funds net assets, beginning of period	57,598	49,746	54,086	52,755

Segregated funds net assets, end of period	$55,054	$51,362	$55,054	$51,362

Consolidated Statements of Segregated Funds Net Assets

	As At

	September 30	December 31	September 30
(unaudited, in millions of Canadian dollars)	2004	2003	2003

Assets
Segregated and mutual fund units	$42,154	$40,721	$38,418
Stocks	6,792	7,892	7,108
Bonds	5,625	5,546	5,763
Cash, cash equivalents and short-term securities	1,396	686	1,077
Real estate	153	148	132
Mortgages	67	78	118
Other assets	1,764	580	1,365

	57,951	55,651	53,981

Liabilities	2,897	1,565	2,619

Net assets attributable to segregated funds policyholders	$55,054	$54,086	$51,362

The attached notes form part of these interim consolidated financial statements.

14     Sun Life Financial Inc. / Third Quarter 2004

Condensed Notes to the Interim Consolidated Financial Statements

(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)

1.    Basis of Presentation

Sun Life Financial Inc. together with all its subsidiaries, including its wholly-owned consolidated subsidiary Sun Life Assurance Company of Canada (Sun Life Assurance), are collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim consolidated financial statements are the same as those applied in the 2003 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.

2.    Changes in Accounting Policies

Hedging Relationships: The Company adopted Hedging Relationships, Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 13, effective January 1, 2004, on a prospective basis. This Accounting Guideline requires that all conditions with respect to identification, documentation, designation and effectiveness of hedges be satisfied before companies choose to use hedge accounting. These conditions are applicable to hedges existing on or after January 1, 2004. Certain derivatives that were considered to be part of a hedging relationship, including the options that hedge the Guaranteed Minimum Death Benefit (GMDB) products, did not qualify for hedge accounting under the new requirements in Accounting Guideline 13 as described in Note 2 of the 2003 annual consolidated financial statements. As a result, these derivatives are reported in other invested assets on the interim consolidated balance sheets at their fair values effective January 1, 2004. The resulting transitional gain of $46 as at January 1, 2004, was deferred in other liabilities on the interim consolidated balance sheet and will be recognized in income in the same period as the original hedged items. Increases or decreases in the fair values of these derivatives subsequent to January 1, 2004, are reported in net investment income in the interim consolidated statements of operations. This change in accounting policy did not have a material impact on these interim consolidated financial statements.

Generally Accepted Accounting Principles: The Company adopted Generally Accepted Accounting Principles, CICA Handbook Section 1100, on January 1, 2004. This standard establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. While the Company is continuing to assess the implications of this section on its consolidated financial statements, the changes identified to date have not had a material effect on these interim consolidated financial statements.

Employee Future Benefits: In January 2004, CICA Handbook Section 3461, Employee Future Benefits (CICA 3461R) was amended to require additional annual disclosure about the assets and cash flows and additional interim disclosure of the net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and the new interim disclosures are effective for periods ending on or after that date. The additional interim period disclosures of the Company’s pension and other post-retirement benefit plans are provided in Note 7.

3.    Normal Course Issuer Bid and Cancellation of Common Shares

On January 8, 2004, the Company announced that the Board of Directors had authorized the purchase of up to 30 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. The purchases will be made under a normal course issuer bid pursuant to the rules of the Toronto Stock Exchange (Exchange). This normal course issuer bid covers the period from January 12, 2004 to January 11, 2005, unless the maximum number of common shares is purchased before January 11, 2005. Transactions were and will be executed on the Exchange at the prevailing market price in amounts and times determined by the Company. The Company will make no purchases of common shares other than open-market purchases. The shares purchased as part of the normal course issuer bid are cancelled following purchases. In the first three quarters of 2004, the Company purchased approximately 5 million of its common shares at an average price of $36.66 per share for a total amount of $185. Of this amount, purchases of approximately $4 were not cancelled until October 2004. Approximately 3 million of the common share purchases occurred during the current quarter at an average price of $36.39 per share for a total amount of $128. An additional $7 were subscribed for but not settled at September 30, 2004.

www.sunlife.com     15

Condensed Notes to the Interim Consolidated Financial Statements

4.  Earnings Per Share

	For the three months ended		For the nine months ended

	September 30	September 30	September 30	September 30
	2004	2003	2004	2003

Basic Earnings Per Share
Shareholders’ net income	$439	$394	$1,243	$1,103

Weighted average number of shares outstanding (in millions)	599	603	600	610

Basic earnings per share	$0.73	$0.65	$2.07	$1.81

Diluted Earnings Per Share
Shareholders’ net income	$439	$394	$1,243	$1,103
Less: Effect of stock options of subsidiaries(1)	1	–	1	1

Shareholders’ net income on a diluted basis	$438	$394	$1,242	$1,102

Weighted average number of shares outstanding on a diluted basis (in millions)(1)	601	603	603	610

Diluted earnings per share	$0.73	$0.65	$2.06	$1.81

(1)	The effect of stock options is calculated based on the treasury stock method requirements which assume that any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period.

5.  Segmented Information

The Company has six reportable segments: SLF Canada, SLF United States, MFS Investment Management (MFS), SLF Asia, SLF United Kingdom and Corporate Capital. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. They derive their revenues principally from mutual funds, investment management and annuities, life and health insurance, life retrocession and financial reinsurance. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.

Corporate Capital includes the run-off reinsurance operations and those other operations for which management responsibility resides in head office. Net income (loss) in this category is shown net of certain expenses borne centrally.

Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three and nine months ended September 30, 2004 consists of interest of $81 and $253, respectively ($85 and $270, respectively, in 2003) and fee income of $11 and $34, respectively ($11 and $34, respectively, in 2003).

The results for the nine months ended September 30, 2004 for MFS include the $59 net provision for regulatory issues as described in Note 8.

	Results by segment for the three months ended September 30, 2004

		United States			United	Corporate	Consolidation
	Canada	Sun Life	MFS	Asia	Kingdom	Capital	Adjustments	Total

Revenue	$2,081	$2,399	$414	$175	$316	$97	$(92)	$5,390

Total net income (loss)	$242	$92	$42	$10	$39	$14	$–	$439

	Results by segment for the three months ended September 30, 2003

		United States			United	Corporate	Consolidation
	Canada	Sun Life	MFS	Asia	Kingdom	Capital	Adjustments	Total

Revenue	$2,109	$2,239	$437	$144	$342	$107	$(96)	$5,282

Total net income (loss)	$207	$97	$49	$11	$63	$(32)	$–	$395

16     Sun Life Financial Inc. / Third Quarter 2004

Condensed Notes to the Interim Consolidated Financial Statements

5.  Segmented Information (Cont’d)

	Results and assets by segment for the nine months ended September 30, 2004

		United States			United	Corporate	Consolidation
	Canada	Sun Life	MFS	Asia	Kingdom	Capital	Adjustments	Total

Revenue	$6,481	$7,201	$1,298	$474	$975	$337	$(287)	$16,479

Total net income (loss)	$725	$299	$70	$27	$128	$3	$–	$1,252

ASSETS
General fund assets	$52,048	$41,580	$861	$2,219	$10,160	$4,964	$(795)	$111,037
Segregated funds net assets	$22,909	$25,220	$–	$24	$6,901	$–	$–	$55,054
Other assets under management	$28,353	$2,581	$171,430	$105	$–	$–	$(13,169)	$189,300

	Results and assets by segment for the nine months ended September 30, 2003

		United States			United	Corporate	Consolidation
	Canada	Sun Life	MFS	Asia	Kingdom	Capital	Adjustments	Total

Revenue	$6,371	$7,486	$1,256	$429	$1,116	$265	$(304)	$16,619

Total net income (loss)	$611	$214	$119	$24	$156	$(18)	$–	$1,106

ASSETS
General fund assets	$50,882	$42,180	$1,115	$2,037	$10,401	$4,428	$(392)	$110,651
Segregated funds net assets	$20,778	$24,074	$–	$7	$6,503	$–	$–	$51,362
Other assets under management	$23,669	$2,900	$173,817	$95	$–	$–	$(14,013)	$186,468

6.  Changes in Actuarial Liabilities

Changes in actuarial liabilities for the nine months ended September 30, 2004 and September 30, 2003 are as follows:

	2004	2003

Actuarial liabilities, January 1	$75,124	$87,165

Normal increase in liabilities from new policies and in-force business	963	1,045
Significant changes in assumptions and methodology:
Gross increases	–	143
Gross decreases	–	(137)

Increase in actuarial liabilities	963	1,051

Changes in intrinsic value of options that hedge the GMDB (1)	–	(203)
Dispositions	–	(4,683)
Other	(73)	(368)
Effect of changes in currency exchange rates	(325)	(6,991)

Actuarial liabilities, September 30	75,689	75,971
Add: other policy liabilities	2,146	2,392

Actuarial liabilities and other policy liabilities, September 30	$77,835	$78,363

(1)	The changes in intrinsic value of the options that hedge GMDB products were included in the increase in actuarial liabilities in the interim consolidated statements of operations and other invested assets in the interim consolidated balance sheets for 2003. In 2004, these options no longer qualify for hedge accounting as per CICA Handbook Accounting Guideline 13, as described in Note 2.

7.  Pension Plans and Other Post-Retirement Benefits

	For the three months ended		For the nine months ended

	September 30	September 30	September 30	September 30
	2004	2003	2004	2003

Pension benefit cost	$2	$1	$7	$5
Other post-retirement benefit cost	$5	$6	$18	$18

www.sunlife.com     17

Condensed Notes to the Interim Consolidated Financial Statements

8.  Contingencies

Reinsurance Matters

Certain of the arrangements in the Company’s run-off reinsurance operations are subject to litigation or arbitration. The liabilities of the Company under these arrangements are subject to measurement uncertainty, but they are not expected to have a material adverse effect on the consolidated financial position of the Company.

Legal and Regulatory Proceedings

The United States Securities and Exchange Commission (SEC) and other regulators are conducting investigations and examinations of certain of the Company’s U.S. subsidiaries relating to various issues, including market timing and late trading of mutual funds and variable insurance products, directed brokerage, revenue-sharing and other arrangements with distributors and recordkeeping requirements. These subsidiaries are co-operating in these examinations. The outcome of these investigations is not yet determinable.

The Company, MFS and certain of its officers and certain MFS funds and trustees of these MFS funds, have been named as defendants in purported class action lawsuits, individual actions or derivative actions filed in the United States seeking damages of unspecified amounts. The lawsuits were purportedly filed on behalf of people who purchased, owned and/or redeemed shares of MFS funds (including variable accounts) during specified periods and participants in certain retirement plan accounts. The suits generally allege that certain defendants (i) permitted or acquiesced in market timing and/or late trading in the MFS funds, inadequately disclosed MFS’ internal policies concerning market timing and such matters, and received excessive compensation as fiduciaries to the MFS funds, or (ii) permitted or acquiesced in the improper use of fund assets by MFS to support the distribution of fund shares and inadequately disclosed MFS’ use of fund assets in this manner, which allegedly caused financial injury to fund shareholders, or (iii) charged discriminatory and excessive investment advisory fees, made excess profits from economies of scale, and made improper use of directed brokerage and soft dollar arrangements. All of these lawsuits seek an unspecified amount of damages. The defendants are reviewing the allegations and will respond appropriately. Additional lawsuits based upon similar allegations may be filed in the future. The Company cannot predict the outcome of these actions with certainty and is accordingly unable to determine the total potential impact that they may have on the Company’s results of operations, financial position and cash flows.

On March 31, 2004, MFS and the SEC announced that they had reached a settlement related to an administrative proceeding alleging that MFS failed to adequately disclose its brokerage allocation practices in connection with fund sales. Under the terms of the settlement, in which MFS neither admitted nor denied any wrongdoing, MFS agreed to pay US one dollar in disgorgement and a US$50 penalty to compensate certain MFS funds. The Company recorded a $59 net of minority interest charge to income in the first quarter of 2004 in connection with this settlement.

Additional information concerning these and related matters is provided in Note 21 to the Company’s 2003 annual consolidated financial statements.

Provisions in the United Kingdom

The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowments. The Company has regularly engaged in discussions with United Kingdom regulators with respect to these and other matters.

Endowment policies are sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. There can be no assurance that United Kingdom regulators will not, in the future, require providers of endowment products to bear some or all of the additional costs required to ensure that such policies meet their target mortgage debts.

The Company has provisions for future costs and expenses relating to all reviews of past business sold in both actuarial liabilities and in other liabilities. At September 30, 2004, the combined provision was $96 ($119 in 2003).

9.    Significant Capital Transaction

On September 15, 2004, the Company announced its intention to redeem all of its $250, 5.80% debentures that are due May 15, 2013. These debentures have a carrying amount of $253. The debentures will be redeemed on November 15, 2004. Redemption premiums of $17 ($12 net of taxes), were recorded in net investment income in the third quarter of 2004.

10.  Comparative Figures

Certain comparative figures have been restated to conform with the presentation adopted in 2004.

18     Sun Life Financial Inc. / Third Quarter 2004